Exhibit 12

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	December 31,
	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before provision for income taxes	$301,004	$276,919	$240,361	$159,492	$156,332
Fixed charges	18,918	18,861	20,303	19,903	18,783
Total earnings	$319,922	$295,780	$260,664	$179,395	$175,115

Fixed Charges:
Interest expense	$11,311	$11,408	$12,728	$12,694	$12,087
Portion of rentals representative of interest factor	7,607	7,453	7,575	7,209	6,696
Total fixed charges	$18,918	$18,861	$20,303	$19,903	$18,783

Ratio of earnings to fixed charges	16.91	15.68	12.84	9.01	9.32